Exhibit 99.1

Materialise NV Announces Results of 2025 Extraordinary Shareholders’ Meeting

November 14, 2025

Leuven, Belgium – November 14, 2025 — Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced the results of the votes cast at its Extraordinary Shareholders’ Meeting, where all the proposed resolutions were approved.

For additional information, please visit: https://investors.materialise.com/

About Materialise NV

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

For additional information, please visit: www.materialise.com

Kristof Sehmke

Materialise NV

kristof.sehmke@materialise.be